Sanofi @sanofi · 4h

We are pleased to announce our proposed acquisition of @AblynxABLX a leading #biotech with a cutting-edge drug discovery platform, reinforcing #Sanofi 's focus on #breakthrough #innovation bit.ly/2BzT6IE



"With Ablynx, we continue to advance the strategic transformation of our Research and Development, expanding our late-stage pipeline and strengthening our platform for growth in rare blood disorders."
Olivier Brandicourt
Chief Executive Officer, Sanofi
SANOFI

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